MATERIAL CHANGE REPORT

FORM 53-901F (FORMERLY FORM 27) UNDER SECTION 85(1) OF THE *BRITISH COLUMBIA SECURITIES ACT*
FORM 27 UNDER SECTION 118(1) OF THE *ALBERTA SECURITIES ACT*
FORM 27 UNDER SECTION 75(2) OF THE *ONTARIO SECURITIES ACT*
FORM 27 UNDER SECTION 73 OF THE *QUEBEC SECURITIES ACT*
FORM 27 UNDER SECTION 81(2) OF THE *NOVA SCOTIA SECURITIES ACT*
FORM 26 UNDER SECTION 76(2) OF THE *NEWFOUNDLAND SECURITIES ACT*
FORM 25 UNDER SECTION 84(1)(B) OF THE *SASKATCHEWAN SECURITIES ACT*
NATIONAL POLICY 40 MANITOBA/NEW BRUNSWICK/PRINCE EDWARD ISLAND/YUKON
(INDIVIDUALLY, THE "ACT" AND COLLECTIVELY, THE "SECURITIES ACTS")

Item 1: Reporting Issuer

State the full name and address of the principal office in Canada of the reporting issuer.

>   Queenstake Resources Ltd.
>   712C – 12th Street
>   New Westminster, B.C. V3M 4J6

Item 2: Date of Material Change

>   June 5, 2003

Item 3: Press Release

>   The Press Release was disseminated on June 5, 2003, to the Toronto Stock Exchange being the only exchange upon which the shares of the Company are listed and through various other approved public media and was SEDAR filed with the provincial securities commissions.

Item 4: Summary of Material Change(s)

>   Queenstake Resource Ltd. (QRL-TSX) is proceeding with a first tranche brokered private placement financing of $1,170,000. The private placement, which remains subject to regulatory approval, will consist of 6,500,000 units priced at $0.18 each (the "Offering").   Each unit will consist of one common share and one share purchase warrant ("Warrant"). Each Warrant will entitle the holder to purchase one common share at an exercise price of $0.22 for a period of eighteen months.

Item 5: Full Description of Material Change

>   The Issuer is proceeding with a first tranche brokered private placement financing of $1,170,000. The private placement, which remains subject to regulatory approval, will consist of 6,500,000 units priced at $0.18 each (the "Offering").   Each unit will consist of one common share and one share purchase warrant ("Warrant"). Each Warrant will entitle the holder to purchase one common share at an exercise price of $0.22 for a period of eighteen months.

>   The Issuer will pay an agents' fee of 6% cash on the gross proceeds of the Offering and 6% brokers' warrants exercisable for one year at a price of $0.22.

>   Proceeds of the placement will be used for transaction costs of the Jerritt Canyon mine acquisition and general corporate purposes.

>   A second tranche private placement and separate debt financing for the Jerritt Canyon acquisition will be announced as details become known.

Item 6: Reliance on Section 85(2) of the *Securities Act* (British Columbia), or
Reliance on Section 118(2) of the *Securities Act* (Alberta), or
Reliance on Section 84(2) of the *Securities Act*, 1988 (Saskatchewan), or
Reliance on Section 75(3) of the *Securities Act* (Ontario), or
Reliance on Section 81(3) of the *Securities* Act (Nova Scotia), or
Reliance on National Policy No. 40 (Manitoba), or
Reliance on Section 74 of the *Securities Act* (Quebec), or
Reliance on Section 5 of the Regulation to the *Securities Act* (Newfoundland), or
Reliance on National Policy No. 40 (New Brunswick), or
Reliance on National Policy No. 40 (Prince Edward Island), or
Reliance on National Policy No. 40 (Yukon).

Not applicable.

Item 7: Omitted Information

Not applicable

Item 8: Senior Officers

The following senior officer of the Issuer is knowledgeable about the material change and may be contacted by the Commission at the following address and telephone number:

Doris Meyer, Chief Financial Officer, Vice President Finance and Corporate Secretary (604) 516-0566

Item 9: Statement of Senior Officer

The foregoing accurately discloses the material changes referred to herein.

DATED at the City of New Westminster, in the Province of British Columbia, this 6th day of June, 2003.

"Doris Meyer"

Doris Meyer, Vice-President, Finance and
Corporate Secretary

IT IS AN OFFENCE UNDER THE *SECURITIES ACT* AND THE ALBERTA SECURITIES COMMISSION RULES FOR A PERSON OR COMPANY TO MAKE A STATEMENT IN A DOCUMENT REQUIRED TO BE FILED OR FURNISHED UNDER THE ACT OR THE RULES THAT, AT THE TIME AND IN LIGHT OF CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.

ANY FEE PAYABLE TO THE ALBERTA SECURITIES COMMISSION UNDER THE *SECURITIES ACT*, THE SECURITIES REGULATION AND THE ALBERTA SECURITIES COMMISSION RULES SHALL BE PAID TO THE ALBERTA SECURITIES COMMISSION IN ACCORDANCE WITH THE REQUIREMENTS OF THE FEE SCHEDULE TO THE SECURITIES REGULATION. ANY FAILURE TO ACCOMPANY A FORM OR APPLICATION WITH THE PRESCRIBED FEE SHALL RESULT IN THE RETURN OF THAT FORM OR APPLICATION.

IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT REQUIRED TO BE FILED OR FURNISHED UNDER THE *SECURITIES ACT* OR THIS REGULATION THAT, AT THE TIME AND IN THE LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION. [NOVA SCOTIA]

IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A DOCUMENT REQURIED TO BE FILED OR FURNISHED UNDER THE ACT OR THESE REGULATIONS THAT, AT THE TIME AND IN THE LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE IS A MISREPRESENTATION. [SASK/NWFD]